

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2025

Eve Chan
Chief Financial Officer
Next Technology Holding Inc.
Room 519, 05/F, Block T3, Quinhai Premier Finance Centre Unit 2
Guiwan Area, Nanshan District, Shenzhen, China 518000

> **Re: Next Technology Holding Inc.**
> **Item 4.02 Form 8-K Filed on December 12, 2024**
> **File No. 001-41450**

Dear Eve Chan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Meng Lai